UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to Rule 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BMC Stock Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

05591B109

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05591B109	13G/A	Page 2 of 15

1	NAMES OF REPORTING PERSON: The Gores Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,431,617 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,431,617 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,431,617 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2% (a)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	The percentage is calculated using the 66,621,753 shares of Common Stock outstanding as of December 8, 2016 as disclosed in the issuer’s Rule 424(b) prospectus filed with the Securities and Exchange Commission on December 14, 2016.

CUSIP No. 05591B109	13G/A	Page 3 of 15

1	NAMES OF REPORTING PERSON: Gores Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,100,275 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,100,275 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,100,275 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7% (a)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	The percentage is calculated using the 66,621,753 shares of Common Stock outstanding as of December 8, 2016 as disclosed in the issuer’s Rule 424(b) prospectus filed with the Securities and Exchange Commission on December 14, 2016.

CUSIP No. 05591B109	13G/A	Page 4 of 15

1	NAMES OF REPORTING PERSON: Gores Capital Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,100,275 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,100,275 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,100,275 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7% (a)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	The percentage is calculated using the 66,621,753 shares of Common Stock outstanding as of December 8, 2016 as disclosed in the issuer’s Rule 424(b) prospectus filed with the Securities and Exchange Commission on December 14, 2016.

CUSIP No. 05591B109	13G/A	Page 5 of 15

1	NAMES OF REPORTING PERSON: Gores Building Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,100,275 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,100,275 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,100,275 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7% (a)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	The percentage is calculated using the 66,621,753 shares of Common Stock outstanding as of December 8, 2016 as disclosed in the issuer’s Rule 424(b) prospectus filed with the Securities and Exchange Commission on December 14, 2016.

CUSIP No. 05591B109	13G/A	Page 6 of 15

1	NAMES OF REPORTING PERSON: Glendon Saturn Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 331,342 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 331,342 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 331,342 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (a)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	The percentage is calculated using the 66,621,753 shares of Common Stock outstanding as of December 8, 2016 as disclosed in the issuer’s Rule 424(b) prospectus filed with the Securities and Exchange Commission on December 14, 2016.

CUSIP No. 05591B109	13G/A	Page 7 of 15

1	NAMES OF REPORTING PERSON: Fernando Goni
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France and Argentina (dual citizen)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,431,617 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,431,617 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,431,617 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2% (a)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	The percentage is calculated using the 66,621,753 shares of Common Stock outstanding as of December 8, 2016 as disclosed in the issuer’s Rule 424(b) prospectus filed with the Securities and Exchange Commission on December 14, 2016.

CUSIP No. 05591B109	13G/A	Page 8 of 15

1	NAMES OF REPORTING PERSON: Alec E. Gores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,431,617 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,431,617 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,431,617 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2% (a)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	The percentage is calculated using the 66,621,753 shares of Common Stock outstanding as of December 8, 2016 as disclosed in the issuer’s Rule 424(b) prospectus filed with the Securities and Exchange Commission on December 14, 2016.

CUSIP No. 05591B109	13G/A	Page 9 of 15

1	NAMES OF REPORTING PERSON: Mark R. Stone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,431,617 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,431,617 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,431,617 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2% (a)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	The percentage is calculated using the 66,621,753 shares of Common Stock outstanding as of December 8, 2016 as disclosed in the issuer’s Rule 424(b) prospectus filed with the Securities and Exchange Commission on December 14, 2016.

CUSIP No. 05591B109	13G/A	Page 10 of 15

1	NAMES OF REPORTING PERSON: Vance W. Diggins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,431,617 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,431,617 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,431,617 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2% (a)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	The percentage is calculated using the 66,621,753 shares of Common Stock outstanding as of December 8, 2016 as disclosed in the issuer’s Rule 424(b) prospectus filed with the Securities and Exchange Commission on December 14, 2016.

CUSIP No. 05591B109	13G/A	Page 11 of 15

1	NAMES OF REPORTING PERSON: Steven C. Yager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,431,617 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,431,617 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,431,617 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2% (a)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	The percentage is calculated using the 66,621,753 shares of Common Stock outstanding as of December 8, 2016 as disclosed in the issuer’s Rule 424(b) prospectus filed with the Securities and Exchange Commission on December 14, 2016.

CUSIP No. 05591B109	13G/A	Page 12 of 15

Item 1 (a).	Name of Issuer:

BMC Stock Holdings, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

Two Lakeside Commons, 980 Hammond Drive, NE, Suite 500, Atlanta, GA 30328.

Item 2 (a).	Name of Persons Filing:

This Schedule 13G is being filed by The Gores Group, LLC, Gores Capital Partners II, L.P., Gores Capital Advisors II, LLC, Gores Building Holdings, LLC, Glendon Saturn Holdings, LLC, Fernando Goni, Alec E. Gores, Mark R. Stone, Vance W. Diggins and Steven C. Yager (individually a “Reporting Person” and collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1 and is incorporated herein by reference. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Act of 1933, as amended. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o The Gores Group, LLC, 9800 Wilshire Blvd., Beverly Hills, California 90212.

Item 2 (c).	Citizenship:

Each of The Gores Group, LLC, Gores Capital Advisors II, LLC, Gores Building Holdings, LLC and Glendon Saturn Holdings, LLC is a limited liability company organized under the laws of the State of Delaware. Gores Capital Partners II, L.P. is a limited partnership organized under the laws of the State of Delaware. Each of Alec E. Gores, Mark R. Stone, Vance W. Diggins and Steven C. Yager is a citizen of the United States. Fernando Goni is a dual citizen of France and Argentina.

Item 2 (d).	Title of Class of Securities:

Common stock, par value $0.01 per share (the “Common Stock”)

Item 2 (e).	CUSIP Number:

05591B109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 05591B109	13G/A	Page 13 of 15

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Gores Building Holdings, LLC is the record owner of 7,100,275 shares of Common Stock. Glendon Saturn Holdings, LLC is the record owner of 331,342 shares of Common Stock.

The Gores Group, LLC is the manager of Glendon Saturn Holdings, LLC and Alec E. Gores is the manager of The Gores Group, LLC. Gores Capital Partners II, L.P. is the controlling member of Gores Building Holdings, LLC. Gores Capital Advisors II, LLC is the general partner of Gores Capital Partners II, L.P. The Gores Group, LLC is the manager of Gores Capital Advisors II, LLC. The Gores Group, LLC has a five member investment committee that has voting and dispositive authority over the Common Stock held of record by Gores Building Holdings, LLC and Glendon Saturn Holdings, LLC. The members of the investment committee are Fernando Goni, Alec E. Gores, Mark R. Stone, Vance W. Diggins and Steven C. Yager. Each of the foregoing persons may be deemed to share voting and dispositive power with respect to the shares held of record by Gores Building Holdings, LLC and Glendon Saturn Holdings, LLC. None of the members of the investment committee, acting alone, has voting or dispositive power over any shares of Common Stock.

Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of BMC Stock Holdings, Inc., except for Gores Building Holdings, LLC and Glendon Saturn Holdings, LLC, for the shares which they hold of record as provided in the prior paragraph.

(b)	Percent of class:

The Gores Group, LLC: 11.2%

Gores Capital Partners II, L.P.: 10.7%

Gores Capital Advisors II, LLC: 10.7%

Gores Building Holdings, LLC: 10.7%

Glendon Saturn Holdings, LLC: 0.5%

Fernando Goni: 11.2%

Alec E. Gores: 11.2%

Mark R. Stone: 11.2%

Vance W. Diggins: 11.2%

Steven C. Yager: 11.2%

CUSIP No. 05591B109	13G/A	Page 14 of 15

These percentages are calculated using the 66,621,753 shares of Common Stock outstanding as of December 8, 2016 as disclosed in the issuer’s Rule 424(b) prospectus filed with the Securities and Exchange Commission on December 14, 2016.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

0 shares for each Reporting Person

(ii)	shared power to vote or to direct the vote:

The Gores Group, LLC: 7,431,617 shares

Gores Capital Partners II, L.P.: 7,100,275 shares

Gores Capital Advisors II, LLC: 7,100,275 shares

Gores Building Holdings, LLC: 7,100,275 shares

Glendon Saturn Holdings, LLC: 331,342 shares

Fernando Goni: 7,431,617 shares

Alec E. Gores: 7,431,617 shares

Mark R. Stone: 7,431,617 shares

Vance W. Diggins: 7,431,617 shares

Steven C. Yager: 7,431,617 shares

(iii)	sole power to dispose or to direct the disposition of:

0 shares for each reporting person

(iv)	shared power to dispose or to direct the disposition of:

The Gores Group, LLC: 7,431,617 shares

Gores Capital Partners II, L.P.: 7,100,275 shares

Gores Capital Advisors II, LLC: 7,100,275 shares

Gores Building Holdings, LLC: 7,100,275 shares

Glendon Saturn Holdings, LLC: 331,342 shares

Fernando Goni: 7,431,617 shares

Alec E. Gores: 7,431,617 shares

Mark R. Stone: 7,431,617 shares

Vance W. Diggins: 7,431,617 shares

Steven C. Yager: 7,431,617 shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

CUSIP No. 05591B109	13G/A	Page 15 of 15

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: February 8, 2017.

THE GORES GROUP, LLC

By:	*

GORES CAPITAL ADVISORS II, LLC

By:	The Gores Group, LLC
Its Manager

By:	*

GORES CAPITAL PARTNERS II, L.P.

By:	Gores Capital Advisors II, LLC
Its General Partner

By: The Gores Group, LLC
Its Manager

By:	*

GORES BUILDING HOLDINGS, LLC

By:	*

GLENDON SATURN HOLDINGS, LLC

By:	*

FERNANDO GONI

*

ALEC E. GORES

*

MARK R. STONE

*

VANCE W. DIGGINS

*

STEVEN C. YAGER

*

* By:	/s/ Eric R. Hattler
Eric R. Hattler
Attorney-in-fact
Pursuant to Powers of Attorney filed herewith as Exhibit 2.

EXHIBIT INDEX

Exhibit No.

1	Joint Filing Agreement, dated February 8, 2017

2	Powers of Attorney, dated August 17, 2016